FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Kolibri Global Energy Inc. (the "**Company**")
3623 Old Conjeo Road, Suite 207,
Newbury Park, California 91320

Item 2. Date of Material Change

March 31, 2022

Item 3. News Release

A news release was disseminated through Canada Newswire on March 31, 2022 and subsequently filed under the Company's profile on SEDAR.

Item 4. Summary of Material Change

The Company provided an update on the Barnes 7-3H well (98.07% working interest), in its Tishomingo field in Oklahoma. The Barnes 7-3H well has averaged over 920 Barrels of oil equivalent per day "BOEPD" (730 Barrels of oil per day "BOPD") for the 14 day period prior to March 31, 2022 with current production of about 1,050 BOEPD (830 BOPD).

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company provided an update on the Barnes 7-3H well (98.07% working interest), in its Tishomingo field in Oklahoma. The Barnes 7-3H well has averaged over 920 BOEPD (730 BOPD) for the 14 day period prior to March 31, 2022 with current production of about 1,050 BOEPD (830 BOPD). The Company has achieved these results utilizing a controlled flowback on the well to optimize long-term production and recoveries.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Wolf Regener
Chief Executive Officer

+1 (805) 484-3613

Item 9. Date of Report

April 8, 2022

***Cautionary Statements**: Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company's December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 8, 2022.*

***Cautionary Note Regarding Forward-Looking Information:** Certain statements contained in this material change report constitute "forward-looking information" as such term is used in applicable Canadian securities laws and "forward-looking statements" within the meaning of United States securities laws (collectively, "forward looking information"), including statements regarding the timing of and expected results from planned wells development. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company's technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator's operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company's business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this material change report to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures,*

permitting delays, labor or contract disputes or shortages of equipment or labor are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator's operations have unexpected adverse effects on the Company's operations, that completion techniques require further optimization, that production rates do not match the Company's assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company's business as set forth in the Company's management discussion and analysis and its annual information form, both of which are available for viewing under the Company's profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.